Exhibit 99.3

TIAN RUIXIANG Holdings Ltd Reports Financial Results for the Six Months Ended April 30, 2022

BEIJING, October 27, 2022 /PRNewswire/ -- TIAN RUIXIANG Holdings Ltd (Nasdaq: TIRX) (the "Company"), a China-based insurance broker conducting business through its variable interest entity in China, announced today its unaudited financial results for the six months ended April 30, 2022.

Mr. Zhe Wang, Chairman of the board of the directors and Chief Executive Officer of the Company, commented, "The challenging macro environment and disruptions caused by the ongoing regional Covid-19 pandemic restrictions in China has impacted our business.  Our revenue decreased by 42.2% for the six months ended April 30, 2022, which was primarily attributable to a significant decrease in the commissions from liability insurance. We executed our strategy to expand our business in commercial property insurance and other insurances to partially offset the decrease in the revenue from liability insurance. We plan to continue attracting new customers and strengthening our relationship with existing customers through our dedicated sales team and high-quality customer services. Looking forward, we remain committed in our business strategy to expand our market share and growth opportunities in the insurance industry in China, while improving our operational efficacy to achieve sustainable development goal and provide long-term returns to our shareholders."

First Half of Fiscal Year 2022 Financial Highlights

	For the Six Months Ended April 30,
($in millions, except per share data)	2022	2021	% Change
Revenue	0.95	1.64	(42.2)%
Operating expenses	4.83	2.10	129.6%
Loss from operations	(3.88)	(0.47)	733.6%
Net loss	(3.50)	(0.40)	767.4%
Loss per share	(0.28)	(0.06)	366.7%

●	Revenue decreased by 42.2% to $0.95 million for the six months ended April 30, 2022, from $1.64 million for the same period of fiscal year 2021, primarily attributable to a significant decrease in commission from liability insurance of approximately $1.03 million resulting from the loss of insurance company partners, offset by an increase in commission from commercial property insurance of approximately $0.25 million driven by our business expansion and an increase in commission from other miscellaneous insurances of approximately $0.09 million.

●	Operating expenses increased by 129.6% to $4.83 million for the six months ended April 30, 2022, from $2.10 million for the same period of fiscal year 2021.
●	Net loss was $3.50 million for the six months ended April 30, 2022, compared to $0.40 million for the same period of fiscal year 2021.
●	Loss per share was $0.28 for the six months ended April 30, 2022, compared to $0.06 for the same period of fiscal year 2021.

First Half of Fiscal Year 2022 Financial Results

Revenue

Revenue decreased by $0.69 million, or 42.2% to $0.95 million for the six months ended April 30, 2022, from $1.64 million for the same period of fiscal year 2021. This decrease was primarily attributable to a significant decrease in commission from liability insurance of approximately $1.03 million resulting from the loss of insurance company partners, offset by an increase in commission from commercial property insurance of approximately $0.25 million driven by our business expansion and an increase in commission from other miscellaneous insurances of approximately $0.09 million.

Operating Expenses

Third party and related party selling and marketing expenses increased by $0.25 million, or 29.6%, to $1.11 million for the six months ended April 30, 2022, from $0.86 million for the same period of fiscal year 2021. The increase was mainly attributable to an increase in the stock-based compensation of approximately $0.58 million which reflected the value of our ordinary shares granted to our sales professionals, offset by a decrease in marketing fees of approximately $0.33 million due to our decreased marketing activities.

Third party and related party general and administrative expenses increased by $2.47 million, or 198.7%, to $3.71 million for the six months ended April 30, 2022, from $1.24 million for the same period of fiscal year 2021. The increase in general and administrative expenses was primarily attributable to the increased professional fees, compensation and related benefits, rent and related utilities, directors and officers’ liability insurance premium expenses, and partially offset by the decreased travel and entertainment, and depreciation and amortization expenses.

Total operating expenses increased by $2.72 million, or 129.6%, to $4.83 million for the six months ended April 30, 2022, from $2.10 million for the same period of fiscal year 2021.

Loss from Operations

Loss from operations was $3.88 million for the six months ended April 30, 2022, compared to $0.47 million for the same period of fiscal year 2021.

Other Income

Other income primarily includes interest income generated by notes receivable and miscellaneous income. Other income, net, was $0.40 million for the six months ended April 30, 2022, compared to $0.07 million for the same period of fiscal year 2021.

Loss before Income Tax

Loss before income tax was $3.48 million for the six months ended April 30, 2022, compared to $0.40 million for the same period of fiscal year 2021.

Income tax expense was $21,410 for the six months ended April 30, 2022, compared to $6,917 for the same period of fiscal year 2021.

Net Loss and Net Loss per Share

Net loss was $3.50 million for the six months ended April 30, 2022, compared to $0.40 million for the same period of fiscal year 2021. After deduction of non-controlling interest, net loss attributable to TIRX ordinary shareholders was $3.50 million, or net loss per share of $0.28 for the six months ended April 30, 2022, compared to $0.40 million, or net loss per share of $0.06 for the same period of fiscal year 2021.

Financial Conditions

At April 30, 2022, the Company had cash and cash equivalents of $29.02 million, compared to $30.02 million at October 31, 2021. Total working capital was $36.52 million at April 30, 2022, compared to $30.51 million at October 31, 2021.

Net cash used in operating activities was $0.08 million for the six months ended April 30, 2022, compared to net cash provided by operating activities of $1.09 million for the same period of fiscal year 2021.

Net cash used in investing activities was $2,436 for the six months ended April 30, 2022, and there were no investing activities for the same period of fiscal year 2021.

Net cash flow provided by financing activities was $0 for the six months ended April 30, 2022, and net cash provided by financing activities was $10.71 million for the same period of fiscal year 2021.

About TIAN RUIXIANG Holdings Ltd

TIAN RUIXIANG Holdings Ltd, headquartered in Beijing, China, is an insurance broker operating in China through its China-based variable interest entity. It distributes a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as automobile insurance, commercial property insurance, liability insurance; and (2) other insurance, such as life insurance and health insurance. For more information, visit the company's website at http://ir.tianrx.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review risk factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

For investor and media enquiries, please contact:

TIAN RUIXIANG Holdings Ltd

Investor Relations Department

Email: ir@tianrx.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 917-609-0333

Email: tina.xiao@ascent-ir.com

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of
	April 30, 2022	October 31, 2021
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$29,015,368	$30,024,372
Restricted cash	795,044	819,269
Accounts receivable	97,404	320,848
Note receivable	7,500,000	—
Interest receivable	186,986	—
Due from related party	2,485	—
Other current assets	245,007	465,650

Total Current Assets	37,842,294	31,630,139

NON-CURRENT ASSETS:
Note receivable	—	7,500,000
Interest receivable	—	113,014
Property and equipment, net	10,825	11,265
Intangible assets, net	133,404	147,538
Right-of-use assets, operating leases, net	486,854	760,229
Other non-current assets	90,807	188,281

Total Non-current Assets	721,890	8,720,327

Total Assets	$38,564,184	$40,350,466

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Taxes payable	$499,094	$493,196
Salary payable	207,301	103,168
Accrued liabilities and other payables	275,600	95,664
Due to related party	—	2,564
Operating lease liabilities	343,547	423,124

Total Current Liabilities	1,325,542	1,117,716

NON-CURRENT LIABILITIES:
Operating lease liabilities - noncurrent portion	106,551	237,848

Total Non-current Liabilities	106,551	237,848

Total Liabilities	1,432,093	1,355,564

EQUITY:
TIAN RUIXIANG Holdings Ltd Shareholders’ Equity:
Ordinary shares: $0.001 par value; 50,000,000 shares authorized;
Class A ordinary shares: $0.001 par value; 47,500,000 shares authorized; 12,236,000 and 10,100,000 shares issued and outstanding at April 30, 2022 and October 31, 2021 respectively	12,236	10,100
Class B ordinary shares: $0.001 par value; 2,500,000 shares authorized; 1,250,000 shares issued and outstanding at April 30, 2022 and October 31, 2021	1,250	1,250
Additional paid-in capital	42,363,453	39,776,761
Less: ordinary stock held in treasury, at cost; 450,000 and 0 shares at April 30, 2022 and October 31, 2021 respectively	—	—
Accumulated deficit	(4,593,767)	(1,090,060)
Statutory reserve	199,653	199,653
Accumulated other comprehensive (loss) income	(851,189)	96,709
Total TIAN RUIXIANG Holdings Ltd shareholders’equity	37,131,636	38,994,413
Non-controlling interest	455	489

Total Equity	37,132,091	38,994,902

Total Liabilities and Equity	$38,564,184	$40,350,466

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

	For the Six Months Ended April 30,
	2022	2021

REVENUE	$945,645	$1,636,835

OPERATING EXPENSES
Selling and marketing	1,113,896	859,388
General and administrative - professional fees	930,873	656,534
General and administrative - compensation and related benefits	2,346,067	424,225
General and administrative - other	435,233	162,183

Total Operating Expenses	4,826,069	2,102,330

LOSS FROM OPERATIONS	(3,880,424)	(465,495)

OTHER INCOME
Interest income	75,326	1,038
Other income	322,781	67,438

Total Other Income	398,107	68,476

LOSS BEFORE INCOME TAXES	(3,482,317)	(397,019)

INCOME TAXES	21,410	6,917

NET LOSS	$(3,503,727)	$(403,936)

LESS: NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(20)	(1)

NET LOSS ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS	$(3,503,707)	$(403,935)

COMPREHENSIVE LOSS:
NET LOSS	(3,503,727)	(403,936)
OTHER COMPREHENSIVE (LOSS) INCOME
Unrealized foreign currency translation (loss) gain	(947,912)	297,237
COMPREHENSIVE LOSS	$(4,451,639)	$(106,699)
LESS: COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(34)	16
COMPREHENSIVE LOSS ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS	$(4,451,605)	$(106,715)

NET LOSS PER ORDINARY SHARE ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS:
Basic and diluted	$(0.28)	$(0.06)

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
Basic and diluted	12,298,929	6,560,497

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Six Months Ended April 30,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,503,727)	$(403,936)
Adjustments to reconcile net loss to
net cash (used in) provided by operating activities:
Depreciation expense and amortization of intangible assets	12,497	13,492
Amortization of right-of-use assets	168,618	132,622
Stock-based compensation and service expense	2,588,828	—
Changes in operating assets and liabilities:
Accounts receivable	221,522	923,218
Security deposit	16,880	4,495
Interest receivable	(73,972)	—
Due from related party	(2,578)	—
Other assets	292,661	134,880
Taxes payable	21,814	(41,633)
Salary payable	109,129	218,031
Accrued liabilities and other payables	182,255	250,097
Due to related parties	(2,578)	10,071
Operating lease liabilities - related party	—	(6,141)
Operating lease liabilities	(106,957)	(141,073)

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(75,608)	1,094,123

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,436)	—

NET CASH USED IN INVESTING ACTIVITIES	(2,436)	—

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from note payable	—	75,165
Proceeds from related parties’ borrowings	233,811	1,652,137
Repayments for related parties’ borrowings	(233,811)	(1,863,143)
Proceeds from initial public offering	—	12,300,000
Disbursements for initial public offering costs	—	(1,449,770)

NET CASH PROVIDED BY FINANCING ACTIVITIES	—	10,714,389

EFFECT OF EXCHANGE RATE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(955,185)	238,374

NET (DECREASE) INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(1,033,229)	12,046,886

CASH, CASH EQUIVALENTS AND RESTRICTED CASH - beginning of period	30,843,641	6,923,495

CASH, CASH EQUIVALENTS AND RESTRICTED CASH - end of period	$29,810,412	$18,970,381

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$22	$—
Income taxes	$—	$597

NON-CASH INVESTING AND FINANCING ACTIVITIES
Payments made by related parties on the Company’s behalf	$—	$267,610

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at beginning of period	$30,024,372	$6,137,689
Restricted cash at beginning of period	819,269	785,806
Total cash, cash equivalents and restricted cash at beginning of period	$30,843,641	$6,923,495

Cash and cash equivalents at end of period	$29,015,368	$18,160,102
Restricted cash at end of period	795,044	810,279
Total cash, cash equivalents and restricted cash at end of period	$29,810,412	$18,970,381